November 20, 2024

Wayde McMillan
Chief Financial Officer
Solventum Corporation
3M Center, Building 275-6W
2510 Conway Avenue East
Maplewood, Minnesota 55144

       Re: Solventum Corporation
           Registration Statement on Form S-4
           Filed November 15, 2024
           File No. 333-283264
Dear Wayde McMillan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Helena K. Grannis, Esq.